Mail Stop 3561

November 28, 2006

Mr. Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

      RE: **J. C. Penney Company, Inc.**
                Form 10-K for Fiscal Year Ended January 28, 2006
                Filed April 6, 2006
                Form 10-Q for Fiscal Quarter Ended July 29, 2006
                File No. 1-15274

Dear Mr. Cavanaugh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          William Thompson
                          Branch Chief